UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Apex Silver Mines Limited

(Name of Issuer)

ordinary shares, $0.01 par value per share

(Title of Class of Securities)

G04074103

(CUSIP Number)

February 23, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. G04074103	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eike F. Batista
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,784,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,784,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,784,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON* IN

Item 1(a). Name of Issuer:

     Apex Silver Mines Limited

Item 1(b). Address of Issuer’s Principal Executive Offices:

     Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands, British West Indies

Item 2(a). Name of Person Filing:

     See Item 1 of the cover page.

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of the person filing is: Praia do Flamengo, 154 — 10th Floor, Flamengo, 22210-030 Rio de Janeiro, RJ, Brazil.

Item 2(c). Citizenship:

     See Item 4 of the cover page.

Item 2(d). Title of Class of Securities:

     Ordinary shares, $0.01 par value per share (“Common Stock”)

Item 2(e). CUSIP Number:

     G04074103

Item 3.	If this Statement is Filed Pursuant to Rule §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

     (a)      Amount beneficially owned: 3,784,400 shares of Common Stock

     (b)      Percent of class: 7.5%

     (c)      Number of shares as to which such person has:

     (i)      Sole power to vote or to direct the vote: 0

     (ii)      Shared power to vote or to direct the vote: 3,784,400 shares of Common Stock.

     (iii)      Sole power to dispose or to direct the disposition of: 0

     (iv)      Shared power to dispose or to direct the disposition of: 3,784,400 shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     See Exhibit A hereto.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     See Exhibit A hereto.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2006

EIKE F. BATISTA

By:	/s/ Eike F. Batista

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

   Centennial Asset Ltd. (“Centennial”), a company organized under the laws of the British Virgin Islands, directly owns the 3,784,400 shares of Common Stock to which this statement on Schedule 13G relates. Centennial is a wholly-owned direct subsidiary of WRM2 LLC (“WRM2”), a limited liability company organized under the laws of the State of Delaware. The sole member of WRM2 is WRM1 LLC (“WRM1”), a limited liability company organized under the laws of the State of Delaware. Eike F. Batista is the sole member of WRM1.